Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Nos. 333-205943, 333-205943-01 and 333-205943-02

BARCLAYS DRYROCK ISSUANCE TRUST

Series 2017-1

The note issuance trust has prepared a preliminary prospectus subject to completion dated May 11, 2017 which describe the Series 2017-1 notes to be issued by the issuing, entity.  You should review the preliminary prospectus in its entirety before deciding to purchase any of the Series 2017-1 notes.

Ratings

The issuing entity will issue the Series 2017-1 notes only if the Class A notes are rated by the following nationally recognized statistical rating organizations as follows:

Fitch Ratings, Inc.	AAAsf*
S&P Global Ratings	AAA (sf)*

Other Fees and Expenses

The following describes the compensation expected to be paid to the nationally recognized statistical rating organizations hired to rate the Series 2017-1 notes for the period beginning with their retention and ending three years after the closing date. The amount includes initial fees and surveillance fees.

Fitch Ratings, Inc.	$175,000
Standard & Poor’s Rating Services	$190,000

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_____________________ Barclays _____________________

The issuer has filed a registration statement as amended (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1(888) 603-5847 or by emailing abssyndicatedam@barclays.com.

*An “sf” or “(sf)” in the credit rating denotes an identification for structured finance product ratings that was implemented by the rating agencies as of September 2010.